Exhibit 99.3

September 19, 2022

VIA SEDAR

British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Securities, Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:         Skeena Resources Limited (the “Company”)

Technical Report – Consent of Expert

We, BGC Engineering Inc., consent to the public filing by the Company of the technical report titled “Eskay Creek Project – NI 43-101 Technical Report and Feasibility Study – British Columbia, Canada” with an effective date of September 6, 2022 and an amended and restated report date of September 19, 2022.

Yours truly,

BGC ENGINEERING INC.

(signed) “Ian Sitwell”
Per: Ian Stilwell